AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
          ON DECEMBER 30, 2004

REGISTRATION NO. 333-100431

        SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, D.C. 20549

        Post Effective Amendment 1 to
                  FORM SB-2

 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    CAPITAL TECH, INC.
     (Exact name of registrant as specified in its charter)

  Colorado                      ###-##-####
 (State of    (Primary standard industrial    (I.R.S. employer
Incorporation) classification code number) identification number)

          8200 South Quebec Street, A-3 #125
          Centennial, Colorado 80112
                 720-529-9293
          (Address and telephone number of Registrant's principal executive offices)

          8200 South Quebec, A-3 #125
          Centennial, Colorado 80112
                 720-529-9293
 (Name, address, and telephone number of Agent for Service of Process)

                   Copies to:
               Jody M. Walker, Esq.
             7841 South Garfield Way
               Littleton, CO 80122
                 (303) 850-7637
           (303) 220-9902 - facsimile

Approximate Date of Commencement of Proposed Sale to the Public:
Effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, check the following box [x]

                     CALCULATION OF REGISTRATION FEE

Title of Each Class                                                  Amount of
Securities to be            Shares to be   Valuation   Aggregate   Registration
Registered                  Registered     Per Share    Valuation       Fee
Common Shares                 2,000,000       $.05     $100,000      $250.00

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

              CAPITAL TECH, INC.
          2,000,000 Common Shares
          at $.05 per Common Share

There is no minimum offering amount or minimum investment amount.

We are a blank check company.

The common shares are being offered on a self-underwritten basis by Gary Rothwell and Richard Schreck, officers and directors of Capital Tech.

This is our initial public offering and no public market current exists
for our securities.   We have not applied to be listed on any trading
market or exchange.

To date, no common shares have been sold under this offering.

The offering will terminate on December 31, 2005.

An investment in our securities involves high risk. Consider carefully the risk factors beginning on page 8 in the prospectus.

                               Per
                            Common Share          Total
Public Price                  $.05              $100,000
Proceeds to Capital Tech      $.05              $100,000

Up to a 10% commissions will only be paid if a registered broker-dealer sells our common shares.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Summary of the Offering                                          5
Risk Factors                                                     7
   Extremely minority interest by new investors
   We have no operating history
   Our securities have no current market
   We have no funds, management is not required to spend
        any minimum amount of time on company business
   You will not have access to your funds
   There is no minimum offering amount
   There is a disparity between the price paid by Ashley
      Martinez and the offering price
Forward Looking Statements                                       8
Capital Tech                                                     9
Use of Proceeds                                                 13
Dilution                                                        14
Plan of Operation                                               14
Market for Common Equity and
  Related Stockholder Matters                                   18
Determination of Offering Price                                 18
Plan of Distribution                                            19
Management                                                      20
Principal Shareholders                                          22
Indemnification                                                 23
Certain Transactions                                            24
Description of Securities                                       24
Legal Matters                                                   25
Reports                                                         25
Financial Statements                                            27

              Summary Of The Offering

Corporate History   Capital Tech was originally incorporated under the
name Capital Tech.com, Inc. on March 28, 2000 under the laws of the State of Colorado to provide consulting services that advise and
support Internet-related enterprises.    On January 11, 2002, the name
of the corporation was changed to Capital Tech, Inc.

Capital Tech, Inc.'s principal executive and administrative offices are located at 8200 S. Quebec Street, A-3, #125, Centennial, Colorado
80112.   These offices consist of 250 square feet and are provided free of charge by Gary Rothwell, an officer and director of Capital Tech.

Operations.  We are deemed to be a blank check company subject to Rule
419.  We are a development stage company.   We may merge, make an
exchange of capital stock asset acquisition or other similar business combination with an operating or development stage business.

We will not engage in any substantive commercial business immediately following this offering and for an indefinite period of time following this offering.

Outstanding
   Securities.         2,090,000 common shares

The Offering.          Up to 2,000,000 common shares
                       To date, no common shares have been sold.

Offering termination.  December 31, 2005

Arbitrary Offering Price.   The aggregate offering price and number of
the common shares to be offered were arbitrarily determined by Capital
Tech.

Plan of Distribution.   Richard Schreck and Gary Rothwell, our officers
and directors, are offering the common shares on a self-underwritten basis.

Public Market.   There is no public market for the common shares.

Use of Proceeds.   Only 10% of the amount raised will not be required
to be escrowed.   Capital Tech shall use the amounts raised as follows:
   -   Expenses relating to evaluation
           of acquisition candidates               54% of amount raised
    -   Expenses relating to SEC reporting         30% of amount raised
    -   Offering expenses                          16% of amount raised

Capital Tech will use the net proceeds of the offering not escrowed over the next eighteen months.

Rule 419
  Offering   We are a blank check company.  A blank check company is a
development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity
or person; and is issuing penny stock.   Generally, the term penny
stock refers to a stock with a market price of less than $5.00 per
share.   The offering is required to comply with the provisions of Rule
419 of the Securities Act of 1933

Rule 419 requires that we deposit all offering proceeds into an escrow account, after deduction of cash paid for commissions, underwriting expenses and dealer allowances, if any and amounts permitted to be released to Capital Tech, provided that no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of Capital Tech and all securities issued in connection with the offering into an escrow account until
   -   we execute an agreement for an acquisition;
   -   we file a post effective amendment to this registration
statement that
          - discloses the information specified by the applicable registration statement form and Industry Guides, including financial statements of the registrant and the company acquired or to be acquired and pro forma financial information required by the form and applicable rules and regulations;
          - discloses the results of the initial offering; and
          - discloses the terms of the offering.
   - within 5 days of the effective date of the registration statement, we provide a copy of the prospectus to purchasers
   - each purchaser shall have no fewer than 20 business days and nor more than 45 business days from the effective date of the post-effective amendment to notify Capital Tech that the purchase elects to
remain an investor.   If Capital Tech has not received this written
notification by the 45th business day following the effective date of the post-effective amendment, funds and interest or dividends, if any, held in the escrow account shall be sent by first class mail or other equally prompt means to the purchaser within five business days.;
   -   an acquisition is consummated within an 18-month time period;
and
   - the value of the business or net assets acquired must equal 80% of the maximum offering amount ($400,000); or

if an acquisition is not consummated in the 18-month time period, we will return the funds held in the escrow account to you by first class mail or equally prompt means within five business days following that date.

Under Rule 419, Capital Tech may receive up to 10 percent of the proceeds remaining after payment of underwriting commissions, underwriting expenses and dealer allowances, exclusive of interest or dividends or dividends, as we deposit proceeds into the escrow account. Capital Tech intends to withhold 10 percent of the proceeds to assist in finding an acquisition candidate, to pay a portion of the offering expenses and to remain in compliance with the SEC filing requirements.

There are no plans, arrangements or understandings, preliminary or otherwise, to merge or acquire the assets or business of an affiliate or associate of any officer, director or promoter of Capital Tech.

No Commitment to purchase Common Shares.   No commitment by anyone
exists to purchase any of the common shares we are offering.

                        Risk Factors

	1. Our principal shareholder, Ashley Martinez will own approximately
51% of the common shares after the offering.   You will have an
extremely minority interest in Capital Tech.

	There are currently 2,130,000 common shares outstanding.   Ms. Martinez
owns 2,090,000 of those common shares or 98% of the total outstanding common shares.  Assuming we sell all of the 2,000,000 common shares,
Ashley Martinez will still own 50.61% of the common shares.   You will
have an extreme minority interest in Capital Tech and will not be able to influence the election of directors or other corporate matters.

2. We have no operating history and will not pursue any operations until we locate a merger or acquisition candidate. You may lose your entire investment.

Since our incorporation, we have not received any revenues.  As of
September 30, 2004, we have an accumulated deficit of $(22,505).   We
currently have no working capital and we are dependent on advances from current officers and directors to locate a merger or acquisition
candidate and consummate a merger or acquisition.   Even if we do
locate a merger or acquisition candidate, we may never become profitable and you may lose your entire investment.

3. Our securities have no current trading market and we cannot make a market in our securities until we have consummated a merger or
acquisition, which can take up to 18 months, if at all.   You will not
be able to liquidate your investment in the event of an emergency or for any other reason unless an acquisition has occurred and an active trading market has developed.

We do not have a public market for our common shares. Many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies in their jurisdictions. We cannot undertake any efforts to cause a market to develop in our securities until we consummate a merger or acquisition, which can take up to 18 months, if
at all.    We cannot assure you that a public market will ever develop even if we successfully locate a merger or acquisition candidate. You will not be able to liquidate your investment in the event of an emergency or for any other reason unless an acquisition has occurred.

4. If we cannot find a suitable merger or acquisition candidate, we may not be able to commence operations and we will have to return your investment.


We have no funds, management is not required to spend any minimum amount of time on company business and our management decisions will likely make decisions without detailed feasibility studies, independent
analysis or market surveys.   We have not entered into any current
negotiations regarding an acquisition or merger.   Even if we locate a
suitable candidate, we may not be able to successfully commence operations due to the other costs involved, such as costs involving filing a post effective amendment, etc.

5. You may not have access to your funds after effectiveness of the registration statement for up to 18 months.

No transfer or other disposition of the escrowed securities can be
permitted except in identified instances.   For 18 months from the
effective date of the registration statement, you may not have access
to your funds.   If a consummated acquisition has not occurred by a
date 18 months after the effective date of the initial registration statement, the funds held in the escrow account will be returned within five business days following that date.

6. There is no minimum offering amount. We may not have sufficient funds to locate an acquisition candidate and you may lose your entire investment.

We may not sell enough of the offering to obtain sufficient funds to
conduct any search for an acquisition candidate.   If we are unable to
consummate an acquisition within the 18-month time frame, you will lose up to 20% of your investment. The 20% that may be lost consists of up to a 10% commission that may have been paid to your broker and the 10%
of the proceeds that will be withheld by Capital Tech.   Even if we do
locate an acquisition candidate, we may never be profitable and you could lose your entire investment.

7.   There is a disparity in the price paid by Ashley Martinez and the
offering price.   You will experience immediate dilution of your
investment.

Our principal shareholder, Ashley Martinez purchased common shares in Capital Tech from Advanced Funding, an affiliate for $.001 compared to
the offering price of $.05.   Immediately after the offering, the book
value per common share will be $.006 or 88% of your investment if we raise $50,000 and $.03 or 60% if we raise the entire offering amount.


           Forward-Looking Statements

The statements contained in this prospectus that are not historical fact are forward-looking statements which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that
involve risks and uncertainties.   We have made the forward-looking
statements with management's best estimates prepared in good faith.

Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are effected by significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of this prospectus.

These forward-looking statements are based on current expectations, and we will not update this information other than required by law. Therefore, the actual experience of Capital Tech, and results achieved during the period covered by any particular projections and other forward-looking statements, should not be regarded as a representation by Capital Tech, or any other person, that we will realize these estimates and projections, and actual results may vary materially. We cannot assure you that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

                       Capital Tech

Capital Tech's principal executive and administrative offices are located at 8200 S. Quebec Street, A-3, #125, Centennial, Colorado
80112.   These offices consist of 250 square feet and are provided free of charge by Gary Rothwell, an officer and director of Capital Tech.

We are deemed to be a blank check company subject to Rule 419.
Although Capital Tech did not receive any material revenues, Capital Tech provided consulting services that advise and support Internet-related enterprises. We assisted in the reorganization of Internet-related enterprises that have previously allocated funds for
development of technologies    We are not currently affiliated with any
of these companies.   Capital Tech has no employees and owns no real
estate. We do not intend to perform any further operations until a merger or acquisition candidate is locates and a merger or acquisition consummated. Capital Tech can be defined as a "blank check company" whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

Capital Tech intends to seek to facilitate the eventual creation of a public trading market in its outstanding securities. Capital Tech's business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses.

The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.

Capital Tech has very limited capital, and it is unlikely that Capital Tech will be able to take advantage of more than one such business opportunity.

Capital Tech intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. At the present time Capital Tech has not identified any business opportunity that it plans to pursue, nor has Capital Tech reached any agreement or definitive understanding with any person concerning an acquisition.

Our officers and directors have not previously been involved in transactions involving a merger between an established company and a "blank check company", but do have a number of contacts within the
field of corporate finance.   As a result, they have had preliminary
contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition by a "blank check
company".   However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with Capital Tech.

We anticipate that they will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of our existence and to determine if any companies or businesses they represent have an interest in considering
a merger or acquisition with Capital Tech.   Given the lack of working
capital, we will not be able to compensate these contacts.   Any
finder's fees would have to be paid by the company we acquire, if at
all.   As a result, our ability to locate a merger candidate may be limited in scope.

No assurance can be given that Capital Tech will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to Capital Tech or its stockholders.

Our search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on a stock exchange

Capital Tech anticipates that the business opportunities presented to it will

   - be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors;

   - be in need of funds to develop a new product or service or to expand into a new market;

   - be relying upon an untested product or marketing any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others.

Our discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. As a consequence of this registration of its securities, any entity, which has an interest in being acquired by, or merging into Capital Tech, is expected to be an entity that desires to become a public company and establish a public trading market for its securities.

In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of Capital Tech would be issued by Capital Tech or purchased from the current principal shareholders of Capital Tech by the acquiring entity or its affiliates.

If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In Capital Tech's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. The sale of a controlling interest by certain principal shareholders of Capital Tech could occur at a time when the other shareholders of Capital Tech remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of Capital Tech may resign their management positions with Capital Tech in connection with Capital Tech's acquisition of a business opportunity.

In the event of such a resignation, Capital Tech's current management would not have any control over the conduct of Capital Tech's business following Capital Tech's combination with a business opportunity. We anticipate that business opportunities will come to Capital Tech's attention from various sources, including our officer and director, our other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

Investment Company Act and Other Regulation

Capital Tech may participate in a business opportunity by purchasing, trading or selling the securities of such business. Capital Tech does not, however, intend to engage primarily in such activities.

Specifically, Capital Tech intends to conduct its activities so as to avoid being classified as an investment company under the Investment Company Act of 1940, and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Section 3(a) of the Investment Act contains the definition of an investment company, and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading investment securities defined as all securities other than government securities or securities of majority-owned subsidiaries the value of which exceeds 40% of the value of its total assets excluding government securities, cash or cash items.

Capital Tech intends to implement its business plan in a manner that will result in the availability of this exception from the definition
of investment company.    As a result, Capital Tech's participation in
a business or opportunity through the purchase and sale of investment securities will be limited.

Capital Tech's plan of business may involve changes in our capital structure, management, control and business, especially if we consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since Capital Tech will not register as an investment company, stockholders will not be afforded these protections.

Any securities which Capital Tech might acquire in exchange for our common stock will be restricted securities within the meaning of the Securities Act of 1933. If Capital Tech elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale.

Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, Capital Tech would be required to comply with the provisions of the Act to effect such resale. An acquisition made by Capital Tech may be in an industry that is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

Capital Tech expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than Capital Tech and will therefore be in a better position than Capital Tech to obtain access to attractive business opportunities. Capital Tech also will experience competition from other public blind pool companies, many of which may have more funds available than does Capital Tech.

Employees

Capital Tech is a development stage company and currently has no employees. Management of Capital Tech expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Although there is no current plan with respect to its nature or amount, we may pay or accrue remuneration for the benefit of, Capital Tech's officers prior to, or at the same time as the completion of a business acquisition


              Use of Proceeds

The proceeds not in escrow are to be utilized over an eighteen-month period.

                               $100,000                $50,000
                                Raised                  Raised
                              ----------              --------
Gross Proceeds                 $100,000                $50,000

Amount immediately available
to Capital Tech                 $10,000                $ 5,000
   Expenses relating to
     Evaluation of acquisition
     Candidates                   5,000                  2,500
   Expenses relating to
     SEC reporting                2,000                  1,000
   Offering expenses              3,000                  1,500
                               ---------               --------
Proceeds used
   before acquisition            10,000                  5,000
                              ---------               --------
Proceeds to be escrowed         $90,000               $ 45,000

If $100,000 is raised, the officers and directors have orally agreed to pay the $5,178 in offering expenses remaining after using the $3,000 available to Capital Tech.

If less than $50,000 is raised, our officers and directors have orally agreed to provide the funds necessary to pay the expenses of the offering of $8,178 and attempt to locate an acquisition candidate.
Any amounts available for expenses immediately will be used to locate an acquisition candidate.

The officers and directors have verbally agreed to provide funds to cover the offering expenses, SEC reporting requirements and a minimal search for an acquisition candidate not covered by the available funds through a no interest loan to Capital Tech, repayable only if an acquisition is made.

The proceeds not held in the escrow account after payment of the offering expenses will be used in the following order of priority.

   - to pay for business, legal and accounting due diligence expenses incurred in connection with evaluation of prospective business combinations, and

   - for general and administrative expenses, including legal and accounting fees and administrative support expenses incurred in connection with our reporting obligations with the SEC.

No portion of the proceeds will be paid to officers, directors, their
affiliates or associates for expenses of the offering.   No portion of
the proceeds not held in the escrow account will be used to acquire assets or finance the acquisitions of other businesses.

                  Dilution

Persons purchasing common shares in this offering will suffer a substantial and immediate dilution to the net tangible book value of their common shares below the public offering price.

The following table illustrates the per common share dilution as of the date of this prospectus, which may be experienced by investors upon reaching the levels as described below.

Assuming $50,000 raised

Offering price                                                                   $.05
Net tangible book value per common share before offering      $0.000
Increase per Share attributable to investors                  $0.006
                                                              -----
Pro Forma net tangible book value per common
   share after offering                                                          $.006
                                                                                  ----
Dilution to investors                                                            $.044
Dilution as a percent of offering price                         88%

Assuming $100,000 raised

Offering price                                                                   $.05
Net tangible book value per common share before offering      $0.00
Increase per Share attributable to investors                  $0.03
                                                              -----
Pro Forma net tangible book value per common
   share after offering                                                          $.02
                                                                                -----
Dilution to investors                                                            $.03
Dilution as a percent of offering price                          60%

Further Dilution. We may issue additional restricted common shares pursuant to private business transactions. Any sales under Rule 144 after the applicable holding period may have a depressive effect upon the market price of our common shares and investors in this offering upon conversion.


             Plan of Operation

Capital and Source of Liquidity. All of the initial working capital has been obtained from the sale of common shares to the current officers, directors and principal shareholder and loans of $3,659 from Advanced Funding, a prior shareholder no longer affiliated with Capital Tech. Advanced Funding locates and identifies various funding sources for its clients wishing to obtain loans against its receivables, obtain
short term, interim capital or venture capital, etc.   This balance to
Advanced Funding was repaid in full during the year ended December 31, 2001.

For the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, Capital Tech did not have any net cash provided by investing activities.

For the nine months ended September 30, 2004, Capital Tech did not have any net cash provided by or used in financing activities.

For the nine months ended September 30, 2003, Capital Tech received a loan from Advanced Funding, a former related party of $2,000 resulting in net cash provided by financing activities of $2,000.

For the year ended December 31, 2003, Capital Tech received loan payable of $7,000 from an unrelated party. The loan bears interest at 7% per annum payable upon either the sale of the corporation or
completion of a merger.   As a result, Capital Tech had net cash
provided by financing activities of $7,000 for the year ended December
31, 2003.

For the year ended December 31, 2002, Capital Tech repaid prior related party loans of $1,000 resulting in net cash used in financing activities of $1,000.

We currently have no working capital and will rely on loans from our officers and directors or non-affiliates to continue operations until
completion of the offering.   Capital Tech requires these additional
loans and proceeds from this offering to expand our current and strategic business plans.

On a long-term basis, liquidity is dependent on commencement of operation and receipt of revenues, additional infusions of capital, and
debt financing.   Capital Tech believes that non-affiliate loans,
related party loans and proceeds from this offering in the short term will allow Capital Tech to increase its marketing and sales efforts and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that Capital Tech will be able to obtain additional equity or debt financing in the future, if at all.

Results of Operations.   For the nine months ended September 30, 2004
and 2003, Capital Tech did not receive any revenues from operations.

For the nine months ended September 30, 2004, Capital Tech did not pay any operating expenses.

For the nine months ended September 30, 2003, Capital Tech had expenses of $2,398 consisting of professional fees of $2,300 and other expenses of $98.

For the year ended December 31, 2003, Capital Tech did not receive any revenues from operations and incurred expenses of $6,923 during that
period.   The decrease in professional fees to $6,726 relates to
decrease in legal and accounting fees for the preparation of this
offering.   Other expenses were $197 for the year ended December 31,
2003.

For the year ended December 31, 2002, Capital Tech did not receive any revenues from operations and incurred expenses of $8,642 during that
period.   The increase in professional fees to $8,019 relates to legal
and accounting fees for the preparation of this offering.   Consulting
expense-related party decreased from $3,366 in 2001 to $250 in 2002 due
to a shift in the focus of operations.   Other expenses were $373 for
the year ended December 31, 2002.

Plan of Operation. Capital Tech is in the development stage and has not conducted any operations to date or received any operating revenues. Capital Tech can satisfy our cash requirements in the next 24-36 months if we can successfully complete this offering or through loans from our officers and directors.

For the current fiscal year, Capital Tech anticipates incurring a loss as a result of expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. Capital Techs anticipates that until a business combination is completed with an acquisition candidate, we will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

The proceeds not held in the escrow account after payment of the offering expenses will be used for the evaluation of acquisition candidates, expenses relating to SEC reporting and offering expenses in the following order of priority.

   - to pay for business, legal and accounting due diligence expenses incurred in connection with evaluation of prospective business combinations.

The expenses relating evaluation of acquisition candidates will consist of:
   -   telephone ($1,500)
   -   travel and lodging ($5,000)
   -   legal fees re: document review and preparation ($12,500)
   -   accounting fees ($6,000)
   -   other miscellaneous due diligence expenses ($1,822)

General and administrative expenses incurred in connection with our reporting obligations with the SEC.
      -   legal  ($7,500)
      -   accounting fees ($5,000)
      -   administrative support expenses ($2,500)

   -   for expenses related to the offering to nonaffiliates ($8,178)

If $100,000 is raised, the officers and directors have orally agreed to pay the $6,178 in offering expenses remaining after using the $2,000 available to Capital Tech.

If less than $50,000 is raised, our officers and directors have orally agreed to provide the funds necessary to pay the expenses of the offering of $8,178 and attempts to locate an acquisition candidate. Any amounts available for expenses immediately will be used to locate an acquisition candidate.

The officers and directors have verbally agreed to provide funds to cover the offering expenses, SEC reporting requirements and a minimal search for an acquisition candidate not covered by the available funds through a no interest loan to Capital Tech, repayable only if an acquisition is made.

No portion of the proceeds will be paid to officers, directors, their affiliates or associates for expenses of the offering.

Capital Techs believes that our existing capital will not be sufficient to meet Capital Tech's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Accordingly, in the event Capital Tech is able to complete a business combination during this period, it anticipates that our existing capital will not be sufficient to allow us to accomplish the goal of
completing a business combination.   Capital Tech will depend on
additional advances from stockholders.

We cannot assure you that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, Capital Tech's needs for additional financing are likely to increase substantially. Management and other stockholders have not made any commitments to provide additional. We cannot assure you that any additional funds will be available to
Capital Tech to allow us to cover our expenses.   Even if Capital

Tech's cash assets prove to be inadequate to meet Capital Tech's operational needs, Capital Tech might seek to compensate providers of services by issuances of stock in lieu of cash.

We do not expect to purchase or sell any significant equipment, engage in product research or development and do not expect any significant changes in the number of employees.


      Market for Common Equity and
      Related Stockholder Matters

At the present time, there is no market for our common shares.

We have three holders of record.

Since inception we have not paid any dividends. We intend to use any profits for operations and do not intend to pay dividends.

If the trading price of our common stock is less than $5.00 per share, trading in the common stock would also be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock", including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of the common stock in the secondary market because few broker or dealers are likely to undertake compliance activities. Generally, the term penny stock refers to a stock with a
market price of less than $5.00 per share.   A market in our stock may
never develop due to these restrictions.

         Determination of Offering Price

The offering price of the common shares were arbitrarily determined by Capital Tech without any consideration of the actual value of our company or what the market might pay for our stock.


           Plan of Distribution

Plan of Distribution. The common shares are being offered on a self underwritten basis by Gary Rothwell and Richard Schreck, officers and
directors of Capital Tech.   Although they are associated persons of us
as that term is defined in Rule 3a4-1 under the Exchange Act, they are deemed not to be a broker for the following reasons:

   - They are not subject to a statutory disqualification under the Exchange Act at the time of their participation in the sale of our securities.

   - They will not be compensation for their participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

   - They are not an associated person of a broker or dealer at the time of their participation in the sale of our securities.

As of the date of this prospectus, no broker has been retained by us
for the sale of securities being offered.   In the event a broker who
may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

Management, principal shareholders or their affiliates may not acquire common shares in the offering.

Rule 419 Requirements.   SEC rules require that we deposit all offering
proceeds into an escrow account, after deduction of cash paid for commissions, underwriting expenses and dealer allowances, if any and amounts permitted to be released to Capital Tech, provided that no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of Capital Tech and all securities issued in connection with the offering into an escrow account until
   -   we execute an agreement for an acquisition;
   -   we file a post effective amendment to this registration
statement that
          - discloses the information specified by the the applicable registration statement form and Industry Guides, including financial statements of the registrant and the company acquired or to be acquired and pro forma financial information required by the form and applicable rules and regulations;
          - discloses the results of the initial offering; and
          - discloses the terms of the offering.
   - within 5 days of the effective date of the registration statement, we provide a copy of the prospectus to purchasers
   - each purchaser shall have no fewer than 20 business days and nor more than 45 business days from the effective date of the post-effective amendment to notify Capital Tech that the purchase elects to
remain an investor.   If Capital Tech has not received this written
notification by the 45th business day following the effective date of the post-effective amendment, funds and interest or dividends, if any, held in the escrow account shall be sent by first class mail or other equally prompt means to the purchaser within five business days.;
   -   an acquisition is consummated within an 18-month time period;
and
   - the value of the business or net assets acquired must equal 80% of the maximum offering amount ($400,000); or if an acquisition is not consummated in the 18-month time period, we will return the funds held in the escrow account to you by first class mail or equally prompt means within five business days following that date.

Escrow Account.   Pursuant to Rule 419, Capital Tech has established an
escrow account at Arapahoe Bank & Trust, 7777 E. Arapahoe Road, Centennial, Colorado 80112, 303-770-5100, an insured depository
institution.   The deposit account records will provide that funds in
the escrow account are held for the benefit of the purchasers named and the records of the escrow agent, maintained in good faith and in the regular course of business, will show the name and interest of each party to the account.

Funds held in escrow may be released to Capital Tech and securities may be delivered to the purchaser identified on the deposited securities only at the same time as or after:
   - the escrow agent has received a signed representation from Capital Tech, together with other evidence acceptable to the escrow agent, that the requirements of Rule 419 as described above have been met; and
   - consummation of an acquisition meeting the requirements of Rule 419 as described above.

Offering Period. The offering period will commence on the date of this prospectus and will terminate on December 31, 2004.

                        Management

Executive Officers and Directors

Our executive officers and directors and their business experience follows:

Name                            Position                 Period Served
Richard Schreck, age 47    President/Treasurer/Director Inception to
                                                           present

Gary Rothwell, age 63      Vice President/Secretary      June 2002
                                  Director                present

Resumes:

Richard Schreck.   Mr. Schreck has been president, secretary-treasurer
and a director of Capital Tech since its inception.   He is a real
estate broker with a wide variety of contacts and financial knowledge
in the real estate business.   Since October 2000, he has been a vice
president for Fuller and Company, a real estate brokerage firm in
Denver, Colorado.   Prior to that, he was associated with Grubb &
Ellis, a real estate broker firm from 1992 until he joined Fuller and
Company.   From 1996 to 1999, he was also a director of Centennial Banc
Share Corp., a public mortgage company.   Mr. Schreck obtained a
bachelor's degree in organizational behavior from Miami University in
1973.   Mr. Schreck has not been involved with any other blank check companies.

Gary Rothwell.   Mr. Rothwell has been vice president, secretary and
director of Capital Tech since June 2002.   Mr. Rothwell has been
secretary, treasurer and a director of Email Mortgage, Inc. (currently Advanced Healthcare Technologies, Inc.) since its inception in March 2000 and remained a director of Advanced Healthcare Technologies, Inc.
since the change in control in September 2002 to present.   Email
Mortgage provided lender direct pricing and convenience by facilitating the mortgage process in matching the borrower with an appropriate wholesale bank, plus gives the personal attention and service that
would be gotten from a mortgage broker.   Mr. Rothwell has been
involved in various aspects of the home mortgage business for over 20
years.   In 1977, he was the president and founder of G & E builders,
Inc., an enterprise focused on the building, marketing and sale of
custom homes.   In 1983 he was issued a Series 7; general securities,
and a Series 24; general securities principals license.

In 1990, he became the sales manager for Yorkshire Real Estate.   His
duties included the hiring and training of real estate agents, advertising, public relations and real estate loan applications, with follow through from origination to closing.

Mr. Rothwell has been the owner of Tiffany Real Estate since 1993. Tiffany Real Estate is a full service real estate company dedicated to providing customers with a complete program to fit their needs when buying a home.

In 1997, Mr. Rothwell began working in the residential mortgage lending
business.   He has worked with lenders such as:
-   Service Mortgage Corp
-   Total Mortgage Professionals
-   Mortgage Processing Services, and
-   Mortgage 2000

He has been president of Merit Mortgage Corp. since 1997.   Mr.
Rothwell has not been involved with any other blank check companies.

Mr. Schreck and Mr. Rothwell will only be required work part time (20 hours per week) for Capital Tech.

Remuneration.  To date, no compensation has been paid to the officers
of Capital Tech.   Upon successful completion of the offering, we will
enter into written employment agreements with our current officers and key employees yet to be named.

	None of our officers and/or directors has received any compensation for their respective services rendered unto us. They all have agreed to act
without compensation.   As of the date of this registration statement,
we have no funds available to pay directors.   Further, none of the
directors are accruing or will accrue any compensation pursuant to any agreement with us.

Employee Incentive Stock Option Plan. The shareholders and the directors, at their organizational meeting, adopted an employee incentive stock option plan pursuant to the regulations of the Internal Revenue Service. The plan provides for a pool of authorized, but unissued common shares to be reserved for issuing to key executives, employees and consultants pursuant to the plan. Up to 1,000,000 options may be granted. The board of directors plans to elect a compensation committee to award the options from time to time.
Committee members may not be grantees while serving.


              Principal Shareholders

The following sets forth the beneficial ownership of the common stock of Capital Tech by each of Capital Tech's directors and executive officers, and as a group. The beneficial owner has sole voting and investment power with respect to the Securities indicated.

There are currently 2,130,000 common shares outstanding.

The following tabulates holdings of common shares of Capital Tech (on a fully diluted basis) by each person who, at the date of this prospectus, holds of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of Capital Tech individually and as a group.

                                                Percentage of
                       Number & Class           Common Shares
Name and Address          of Shares     Prior to offering    After
offering
Richard Schreck              20,000               .94%             .48%
8200 S. Quebec Street
A-3, #125
Centennial CO 80112

Gary Rothwell                20,000               .94%             .48%
8200 South Quebec Street,
  A-3 #125
Centennial, Colorado 80112




All Directors & Officers
as a group (2 persons)      40,000              1.88%             .96%

Ashley Martinez          2,090,000             98.12%           50.61%
115 East Main
Lawrence, Colorado 84632

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security, whether through a contract, arrangement, understanding, relationship, or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

Ms. Martinez, Mr. Schreck, Mr. Rothwell, Jerry Burden, Advanced
Funding, Inc. and Ashley Martinez would be deemed to be promoters of Capital Tech.

Promoters or affiliates of a blank check company and their transferees would act as underwriters under the Securities Act of 1933 when
reselling the securities of the blank check company.   Rule 144 would
not be available for those resale transactions despite technical
compliance with the requirements of Rule 144.   If and when these
persons determine to resell their shares, they will do so under a registration statement covering their resales.

We do not know of any arrangements, including any pledge by any personnel, which would result in a change of control of Capital Tech.


                Indemnification

Our bylaws do not contain a provision entitling any director or executive officer to indemnification against liability under the Securities Act of 1933. The Colorado Corporation Code allow a company to indemnify its officers, directors, employees, and agents from any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except under certain circumstances.

Indemnification may only occur if a determination has been made that the officer, director, employee, or agent acted in good faith and in a manner, which such person believed to be in the best interests of the company. A determination may be made by the shareholders; by a majority of the directors who were not parties to the action, suit, or proceeding confirmed by opinion of independent legal counsel; or by opinion of independent legal counsel in the event a quorum of directors who were not a party to such action, suit, or proceeding does not exist.

Provided the terms and conditions of these provisions under Colorado law are met, officers, directors, employees, and agents of Capital Tech may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of Capital Tech. Capital Tech has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable.

                 Certain Transactions

Current officers, directors and promoters paid cash of $.001 per common share

Richard Schreck            20,000 common shares
Gary Rothwell              20,000 common shares
Advanced Funding        2,090,000 common shares

Ashley Martinez purchased the 2,090,000 common shares from Advanced Funding in January 2002 for $.001 per common share.

Richard Schreck, Gary Rothwell, Advanced Funding and Ashley Martinez would be deemed to be promoters of Capital Tech, Inc.

Other than compensation amounts, if any, to be received by Richard Schreck or Gary Rothwell as officers and directors, no assets, services or other consideration are to be received by each promoter, directly or indirectly from Capital Tech.

Additionally, other than the amounts paid for common shares described above or services provided by Mr. Schreck and Mr. Rothwell as officers and directors, no assets, services or other consideration have been received or are to be received by Capital Tech.

Jerry Burden controls Advanced Funding an entity that has advanced
funds to us and has paid expenses on our behalf.   Mr. Burden is not
affiliated with Capital Tech but Mr. Burden is the trustee of the former majority shareholder of Advanced Healthcare Technologies, Inc. (formerly Email Mortgage, Inc., an entity in which Gary Rothwell is a director).

During the year ended December 31, 2002, Advanced Funding, Inc. paid expenses in behalf of Capital Tech amounting to $3,500 and Capital Tech repaid $1,000 in cash to Advanced Funding, Inc. The net balance due to the affiliate at December 31, 2002 amounted to $9,500.

During the year ended December 31, 2003, Capital Tech received $7,000 from Advanced Funding, Inc. for working capital purposes and had an outstanding balance to Advanced Funding, Inc. of $16,500 at September 30, 2004.

We do not intend to enter into transactions with any other businesses
Mr. Burden is affiliated with.   No amounts are to be paid to Mr.
Burden.


            Description of Securities

Capital Tech is authorized to issue 100,000,000 common shares, $.001 par value per share and 10,000,000 preferred shares, $.001 par value per share. As of the date hereof, there are 2,130,000 common shares outstanding and no preferred shares outstanding.

Holders of common shares of Capital Tech are entitled to cast one vote for each share held at all shareholders meetings for all purposes. There are no cumulative voting rights. Upon liquidation or dissolution, each outstanding common share will be entitled to share equally in the assets of Capital Tech legally available for distribution to shareholders after the payment of all debts and other liabilities. Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering. All outstanding common shares are, and the shares offered hereby will be when issued, fully paid and non-assessable.

There are no limitations or restrictions upon the rights of the board of directors to declare dividends out of any funds legally available therefore. Capital Tech has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of Capital Tech. Accordingly, future dividends, if any, will depend upon our need for working capital and its financial conditions at the time.

Preferred Stock.   Capital Tech is authorized to issue 10,000,000
shares of preferred stock, par value of $.001.

Authorized stock may be issued from time to time without action by the stockholders for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, the consideration for which have been paid or delivered, shall be deemed fully paid stock and the holder of such shares shall not be liable for any further payment thereon.

The capital stock of Capital Tech, after the amount of the subscription price or par value has been paid in full shall be non-assessible.

There are not anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Transfer Agent. Corporate Stock Transfer located in Denver, Colorado acts as the transfer agent for Capital Tech.


                Legal Matters

All legal matters with respect to the issuance of the securities offered hereby will be passed upon by the law firm of Jody M. Walker, Littleton, Colorado.

There is no litigation pending or, to our knowledge, threatened to which the property of Capital Tech is subject or to which Capital Tech may be a party. No such proceedings are known to be contemplated by governmental authorities or any other parties.


               Reports to Security Holders.

Pursuant to the Rules and Regulations of the Securities and Exchange Commission, we will provide our Investors with Annual Reports containing audited financial statements, together with Quarterly Reports containing unaudited financial statements and Interim Reports containing information regarding relevant information about the operations of Capital Tech.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.S., Washington, D.C.
20549.   The public may obtain information on the operation of the
Public Reference Room by calling the SEC at 1-800-SEC-0330.   The SEC
maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

         Capital Tech, Inc.
(A Development Stage Company)

Item 1. Financial Statements

Balance Sheets,
   September 30, 2004(unaudited)
Statements of Operations for the
   Nine months ended
   September 30, 2004 and 2003,
   (unaudited)
Statements of Cash Flows for the
   Nine months ended September 30,
   2004 and 2003(unaudited)
Notes to financial statements


Report of Independent Registered Public Accounting Firm
Independent Auditor's Report
Balance Sheets,
   December 31, 2003
Statements of Operations for the
   years ended
   December 31, 2003 and 2002,
Statements of Cash Flows for the
   years ended December 31,
   2003 and 2002
Notes to financial statements

                                CAPITAL TECH, INC.
                         (A Development Stage Company)
                             CONDENSED BALANCE SHEET

                                  September 30, 2004


                      ASSETS

CURRENT ASSETS
  Cash                                    $            254
                                          ----------------
    TOTAL CURRENT ASSETS                               254
                                          ----------------

       TOTAL ASSETS                       $            254
                                          ================
   LIABILITIES AND SHAREHOLDER'S DEFICIENCY

                     LIABILITIES

CURRENT LIABILITIES
  Accounts Payable                         $         3,969
                                           ---------------
    TOTAL CURRENT LIABILITIES                        3,969

  Loan payable                                      16,500
                                           ---------------
    TOTAL LIABILITIES                               20,469
                                           ---------------
SHAREHOLDERS' DEFICIENCY
Preferred stock, $.01 par value,
  10,000,000 authorized
  no shares issued and outstanding                        -

Common Stock,  $.001 par value,
  100,000,000 shares authorized
  2,110,000 issued and outstanding                    2,110
Additional paid-in capital                              180
Deficit accumulated during
  the development stage                             (22,505)
                                            ---------------
    TOTAL SHAREHOLDERS' DEFICIENCY                  (20,215)
                                            ---------------
    TOTAL LIABILITIES
      AND SHAREHOLDER'S DEFICIENCY         $            254


The accompanying notes are an integral part
   Of these financial statements

                     CAPITAL TECH, INC.
                (A Development Stage Company)
                CONDENSED STATEMENTS OF OPERATIONS


                                  For the nine months ended September 30

                                    2004                        2003
                                  --------                   ---------
REVENUES                          $      -                   $      -
                                  --------                   --------

OPERATING EXPENSES
  Professional fees                      -                       2,300
  Consulting - related party             -                           -
  Other expenses                         -                          98
                                  --------                    --------
    TOTAL OPERATING EXPENSES             -                       2,398

  Interest Income                        -                           2
                                  --------                    --------
    LOSS FROM OPERATIONS          $      -                    $ (2,396)
                                  ========                    ========

Loss per share
   - basic and diluted            $      -                    $  (0,00)
                                  ========                    ========
Weighted average shares
  outstanding
  - basic and diluted            2,110,000                   2,110,000
                                 =========                   =========

The accompanying notes are an integral part
   Of these financial statements

                     CAPITAL TECH, INC.
                (A Development Stage Company)
                CONDENSED STATEMENTS OF OPERATIONS
                       continued

                                                                        Period from
                                                                       March 28, 2000
                                  For the three months ended Sept. 30    (Inception)
                                                                         to Sept. 30,
                                    2004                        2003        2004
                                  --------                   ---------   -------------
REVENUES                          $      -                   $      -      $      -
                                  --------                   --------      --------

OPERATING EXPENSES
  Professional fees                      -                         350        17,601
  Consulting - related party             -                           -         3,616
  Other expenses                         -                          24         1,374
                                  --------                    --------      --------
    TOTAL OPERATING EXPENSES             -                         374        22,591

  Interest Income                        -                           -            86
                                  --------                    --------      --------
    LOSS FROM OPERATIONS          $      -                    $   (374)     $(22,505)
                                  ========                    ========      ========

Loss per share
   - basic and diluted            $      -                    $  (0.00)     $  (0.01)
                                  ========                    ========      ========
Weighted average shares
  outstanding
  - basic and diluted            2,110,000                   2,110,000     2,110,000
                                 =========                   =========     =========


The accompanying notes are an integral part
   Of these financial statements

                             CAPITAL TECH, INC.
                       (A Development Stage Company)
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                        Period from
                                                                       March 28, 2000
                                  For the nine months ended Sept. 30    (Inception)
                                                                         to Sept. 30,
                                       2004                     2003        2004
                                     --------                ---------   -------------
Cash flows from
   operating activities
  Net loss                          $       -                $  (2,396)    $  (22,505)
    Adjustments to reconcile net
    loss to net cash used by
    operating activities
      Expenses paid on behalf
       of company                           -                      350         3,951
      Increase in accounts payable          -                        -         3,969
                                     --------                 --------     ---------
         Total adjustments                  -                      350         7,920
                                     --------                 --------     ---------
    Net cash used by
      operating activities                  -                   (2,046)      (14,585)
                                     --------                 --------     ---------
Cash flows from
  investing activities                      -                        -             -
                                     --------                 --------     ---------
Cash flows from
   financing activities
  Proceeds from issuance of
   common stock                             -                         -        2,290
  Proceeds from loans payable               -                     2,000       32,209
  Repayment of loans payable                -                         -      (19,660)
                                     --------                  --------    ---------
    Net cash provided by (used in)
      financing activities                  -                     2,000       14,839
                                     --------                  --------    ---------

    NET (DECREASE) IN CASH                  -                       (46)         254

      CASH AT BEGINNING OF PERIOD         254                       178            -
                                    ---------                  --------     --------
      CASH AT END OF PERIOD         $     254                  $    132     $    254

The accompanying notes are an integral part
   Of these financial statements

NOTE 1 - NATURE AND PURPOSE OF BUSINESS

Capital Tech, Inc. (the "Company") was incorporated under the laws of the State of Colorado on March 28, 2000 and began operations on May 11, 2000. The Company's activities to date have been limited to organization and capital formation. The company is a "blank check company" and has not yet determined the nature of its business activities. The company has chosen December 31st as the end of its fiscal year.

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

Interim Financial Statements

The accompanying interim unaudited financial information has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 2004 and the results of its operations and cash flows for the nine months ended June 30, 2004 and 2003, have been included. The results of operations of such interim period are not necessarily indicative of the results of the full year.

NOTE 3 - STOCKHOLDERS' EQUITY

During May 2000, the Company issued 2,090,000 shares of its restricted common stock for cash to an entity controlled by an individual who also controls an entity that has made cash and other advances to the Company. The shares were valued at $0.01 per share for an aggregate of $2,090.

During May 2000, the Company issued 20,000 shares of common stock to an officer of the Company for cash aggregating $200.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

NOTE 5 - LOAN PAYABLE

Bearing interest at 7%, principle and interest payable upon either the sale of the corporation or completion of a merger.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the shareholders and board of directors
Capital Tech, Inc.:

We have audited the accompanying balance sheet of Capital Tech, Inc. (hereinafter referred to as "the Company") as of December 31, 2003, and the related statements of operations, changes in shareholder's deficiency and cash flows for year then ended and the period March 28, 2000 (inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Capital Tech, Inc. as of and for the year ended December 31, 2002 were audited by other auditors whose report dated May 20, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Tech, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States.





JEWETT, SCHWARTZ & ASSOCIATES

HOLLYWOOD, Florida,
December 23, 2004

INDEPENDENT AUDITOR'S REPORT


Board of Directors and Shareholders
Capital Tech, Inc.
(A Development Stage Company)

We have audited the balance sheet of Capital Tech, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the two years then ended and for the period from inception (March 28, 2000) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Capital Tech, Inc. as of December 31, 2002, and the results of its operations and cash flows for the two years then ended and for the period from inception (March 28, 2000) to December 31, 2002, in conformity with generally accepted accounting principles.




                            James E. Scheifley & Associates, P.C.
                             Certified Public Accountants

Dillon, Colorado
May 20, 2003

                                CAPITAL TECH, INC.
                         (A Development Stage Company)
                             CONDENSED BALANCE SHEET

                                  December 31, 2003


                      ASSETS

CURRENT ASSETS
  Cash                                    $            254
                                          ----------------
    TOTAL CURRENT ASSETS                               254
                                          ----------------

       TOTAL ASSETS                       $            254
                                          ================
   LIABILITIES AND SHAREHOLDER'S DEFICIENCY

                     LIABILITIES

CURRENT LIABILITIES
  Accounts Payable                         $         3,969
                                           ---------------
    TOTAL CURRENT LIABILITIES                        3,969

  Loan payable                                      16,500
                                           ---------------
    TOTAL LIABILITIES                               20,469
                                           ---------------
SHAREHOLDERS' DEFICIENCY
Preferred stock, $.01 par value,
  10,000,000 authorized
  no shares issued and outstanding                        -

Common Stock,  $.001 par value,
  100,000,000 shares authorized
  2,110,000 issued and outstanding                    2,110
Additional paid-in capital                              180
Deficit accumulated during
  the development stage                             (22,505)
                                            ---------------
    TOTAL SHAREHOLDERS' DEFICIENCY                  (20,215)
                                            ---------------
    TOTAL LIABILITIES
      AND SHAREHOLDER'S DEFICIENCY         $            254


The accompanying notes are an integral part of these financial statements

                     CAPITAL TECH, INC.
                (A Development Stage Company)
                CONDENSED STATEMENTS OF OPERATIONS

                                                                        Period from
                                                                       March 28, 2000
                                  For the years ended December 31        (Inception)
                                                                         to Dec. 31,
                                    2003                        2002        2003
                                  --------                   ---------   -------------
REVENUES                          $      -                   $      -      $      -
                                  --------                   --------      --------

OPERATING EXPENSES
  Professional fees                  6,726                      8,019        17,601
  Consulting - related party             -                        250         3,616
  Other expenses                       197                        373         1,374
                                  --------                   --------      --------
    TOTAL OPERATING EXPENSES         6,923                      8,642        22,591

  Interest Income                        -                         15            86
                                  --------                    --------      --------
    LOSS FROM OPERATIONS          $ (6,923)                  $ (8,627)      $(22,505)
                                  ========                   ========       ========

Loss per share
   - basic and diluted            $  (0.00)                  $  (0.00)      $  (0.01)
                                  ========                    ========      ========
Weighted average shares
  outstanding
  - basic and diluted            2,110,000                   2,110,000     2,110,000
                                 =========                   =========     =========

The accompanying notes are an integral part of these financial statements

                                CAPITAL TECH, INC.
                          (A Development Stage Company)
             STATEMENTS OF CHANGES IN SHAREHOLDER'S DEFICIENCY

                               Common Stock
                       100,000,000 shares authorized
                        -----------------------------  Additional
                       Shares              Par Value     Paid-in  Accumulated
                       Issued         $.001 per share    Capital    Deficit     Total
                       ------         ---------------   ---------  ----------   -----
Shares issued for cash
  March 2000 for
    $.001 per share   2,090,000         $  2,090         $    -    $       -   $2,090
  March 2000 for
    $.01 per share       20,000               20            180            -      200

Net loss                      -                -              -       (3,535)  (3,535)
                      ---------         --------         ------    ---------   ------
BALANCE -
   DECEMBER 31, 2000  2,110,000            2,110            180       (3,535)  (1,245)

Net loss                      -                -              -       (3,420)  (3,420)
                      ---------         --------         ------    ---------   ------
BALANCE -
   DECEMBER 31, 2001  2,110,000            2,110            180       (6,955)  (4,665)

Net loss                      -                -              -       (8,627)  (8,627)
                      ---------         --------         ------    ---------   ------
BALANCE -
   DECEMBER 31, 2002  2,110,000            2,110            180      (15,582) (13,292)

Net loss                      -                -              -       (6,923)  (6,923)
                      ---------         --------         ------    ---------   ------
BALANCE -
   DECEMBER 31, 2003  2,110,000         $  2,110        $   180     $(22,505)$(20,215)
                      =========         ========        =======     ======== ========

The accompanying notes are an integral part of these financial statements

                             CAPITAL TECH, INC.
                       (A Development Stage Company)
                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                        Period from
                                                                       March 28, 2000
                                  For the three months ended Dec. 31    (Inception)
                                                                         to Dec. 31,
                                       2003                     2002        2003
                                     --------                ---------   -------------
Cash flows from
   operating activities
  Net loss                          $  (6,923)              $   (8,627)   $  (22,505)
    Adjustments to reconcile net
    loss to net cash used by
    operating activities
      Expenses paid on behalf
       of company                           -                    3,500         3,951
      Increase in accounts payable          -                    3,969         3,969
                                     --------                 --------     ---------
         Total adjustments                  -                    7,469         7,920
                                     --------                 --------     ---------
    Net cash used by
      operating activities             (6,923)                  (1,158)      (14,585)
                                     --------                 --------     ---------
Cash flows from
  investing activities                      -                        -             -
                                     --------                 --------     ---------
Cash flows from
   financing activities
  Proceeds from issuance of
   common stock                             -                         -        2,290
  Proceeds from loans payable           7,000                         -       32,209
  Repayment of loans payable                -                    (1,000)     (19,660)
                                     --------                  --------     --------
    Net cash provided by (used in)
      financing activities              7,000                    (1,000)      14,839
                                     --------                  --------    ---------

    NET (DECREASE) IN CASH                 77                    (2,158)          254

      CASH AT BEGINNING OF PERIOD         177                     2,335            -
                                    ---------                  --------     --------
      CASH AT END OF PERIOD         $     254                  $    178     $    254
                                    =========                  ========     ========

The accompanying notes are an integral part
   Of these financial statements

NOTE 1 - NATURE AND PURPOSE OF BUSINESS

Capital Tech, Inc. (the "Company") was incorporated under the laws of the State of Colorado on March 28, 2000 and began operations on May 11, 2000. The Company's activities to date have been limited to organization and capital formation. The company is a "blank check company" and has not yet determined the nature of its business activities. The company has chosen December 31st as the end of its fiscal year.

NOTE 2 - NATURE OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company considers revenue to be recognized at the time the service is performed in accordance with the standards set forth in SAB 104.

Use of Estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fair value of financial instruments

The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Intangible Assets and Long Lived Assets:

The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use for the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company for the period ended December 31, 2003.

Loss Per Share

Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed dividing net income available to common stockholders by the weighted-average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the assumed exercise of common stock equivalents would have an anti-dilutive effect.

Stock-based Compensation

The Company adopted Statement of Financial Accounting Standard
No. 123 (FAS 123), Accounting for Stock-Based Compensation. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation paid by the Company.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes as required by SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of certain assets and liabilities. Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in
different periods.   A deferred tax asset valuation allowance is
recorded when it is more likely than not that deferred tax assets will not be realized.

Utilization of the net operating loss carry-forwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code. The annual limitation may result in the expiration of net operating loss carry-forwards before utilization.

New Accounting Pronouncements

In May 2003, the FASB issued Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company is currently classifying financial instruments within the scope of this Statement in
accordance with this Statement.   This Statement is effective for
financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Management does not believe that this Statement will have a material impact on the Company's financial statements.

NOTE 3 - STOCKHOLDERS' EQUITY

During May 2000, the Company issued 2,090,000 shares of its restricted common stock for cash to an entity controlled by an individual who also controls an entity that has made cash and other advances to the Company. The shares were valued at $0.01 per share for an aggregate of $2,090.

During May 2000, the Company issued 20,000 shares of common stock to an officer of the Company for cash aggregating $200.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.

NOTE 5 - INCOME TAXES

Deferred income taxes may arise from temporary differences resulting from income and expense items reported fro financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The Company had no significant deferred tax items arise during any of the periods presented.

The Company has not provided for income taxes during the years ended December 31, 2003 and 2002 as a result of operating losses. The Company has a net operating loss carryforward at December 31, 2003 of approximately $22,000 which will expire if unused in 2022. The Company has fully reserved the deferred tax asset (approximately $2,250) that would arise from the loss carryforward since the Company cannot predict a level of operations that would assure the utilization of the loss in future periods. The reserve increased by $1,200 during the year ended December 31, 2003.

NOTE 6 - LOAN PAYABLE

Bearing interest at 7%, principle and interest payable upon either the sale of the corporation or completion of a merger.

                   Part II
      Information Not Required in Prospectus

Item 24.  Indemnification of Directors and Officers

The Colorado Corporation Code grants to Capital Tech the power to indemnify the officers and directors of Capital Tech, under certain circumstances and under certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of suits brought against them as such officers and directors if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of Capital Tech and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful.

Our bylaws provide as follows:

Capital Tech shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Capital Tech, by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of Capital Tech or is or was serving at the request of Capital Tech as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interest of Capital Tech and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interest of Capital Tech and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Capital Tech shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of Capital Tech to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of Capital Tech or is or was serving at the request of Capital Tech as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interest of Capital Tech; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to Capital Tech unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of Capital Tech has been successful on the merits in defense of any action, suit, or proceeding referred to in the first two paragraphs of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the first two paragraphs of this Article VII (unless ordered by a court) shall be made by Capital Tech only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said first two paragraphs. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or by the shareholders.

Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by Capital Tech in advance of the final disposition of such action, suit, or proceeding as authorized in this Article VII upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by Capital Tech as authorized in this Article VII.

The indemnification provided by this Article VII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of Capital Tech or who is or was serving at the request of Capital Tech as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not Capital Tech would have the power to indemnify him against such liability under the provisions of this Article VII.

Item 25.  Other Expenses of Issuance and Distribution

Expenses in connection with the issuance and distribution of the common stock being registered hereunder other than underwriting commissions and expenses are estimated below.

Registration fee                      $  250.00
Printing expenses                      5,000.00
Accounting fees and expenses           5,000.00
Legal fees and expenses               20,000.00
State securities law fees
   and expenses                        5,000.00
Stock Transfer Escrow Agent Fees       1,500.00
Miscellaneous expenses                 2,000.00
                                      ---------
Total                                $38,750.00
                                     ==========

Item 26.  Recent Sales of Unregistered Securities

Since inception, Capital Tech issued 2,090,000 common shares for consideration of $.001 per common share to:

Advanced Funding     2,090,000 common shares

Jerry Burden controls Advanced Funding.   Mr. Burden is not affiliated
with Capital Tech but Mr. Burden is the trustee of the majority shareholder of Email Mortgage, Inc., an entity in which Gary Rothwell is an officer and director.

In January 2002, Advanced Funding sold its common shares to Ashley Martinez for $.001 per common share.

In May 2000, Richard Schreck, an officer paid cash of $.001 per common share.

Richard Schreck          20,000 common shares

In the second quarter of 2002, Capital Tech issued 20,000 common shares for consideration of $.001 per common share to Gary Rothwell.

All of the above issuances of common shares were made to sophisticated individuals pursuant to an exemption from registration under Sec. 4(2) of the Securities Act of 1933.

Item 27.   Exhibit Index.

(3)               Articles of Incorporation dated
                     March 28, 2000 incorporated
                     by reference to Form SB-2
(3.1)             Bylaws incorporated by
                     reference to Form SB-2
(4)               Specimen certificate for common
                     stock incorporated by reference to Form SB-2
(5)               Consent and Opinion of Jody M.
                     Walker regarding legality of
                     securities registered under
                     this Registration Statement
                     and to the references to
                     such attorney in the
                     prospectus filed as part of
                     this Registration Statement
                     incorporated by refered to Form SB-2
(10)              Escrow Agreement with Arapahoe Bank &
                     Trust dated July 9, 2003 incorporated by reference to Form SB-2
(23.1)            Consent of Jewett, Schwartz & Associates
(23.2)            Consent of James E. Scheifley &
                     Associates, Inc.

Item 28.   Undertaking.

The undersigned registrant hereby undertakes:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

 (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the
information in the registration statement.   Notwithstanding the
foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation form the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any additional or changed material information on the plan of distribution.

 (2) That, for the purpose of determining any liability under the Securities Act, we shall treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

(3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


              Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Denver, Colorado, as of the 30th of December 2004.

Capital Tech, Inc.


By  /s/ Richard Schreck
    ------------------------
    Richard Schreck
    President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated and each of the undersigned persons, in any capacity, hereby severally constitutes a majority of the Board of Directors.

Signature                          Title                    Date
---------                         ------                    -----
/s/ Richard Schreck
----------------------     CEO, CFO, Controller       December 30, 2004
Richard Schreck                and Director

/s/ Gary Rothwell
----------------------    Secretary/Vice President    December 30, 2004
Gary Rothwell                  and Director